EXHIBIT 99.1

Himax Unveils the World's First USB 3.0 Pico-Projector Solution

Makes Projection From Laptops On the Go Possible

TAINAN, Taiwan, Jan. 17, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or the "Company") (Nasdaq:HIMX) announced today the launch of the world's first USB 3.0 pico-projector solution. This unique solution combines SVGA (800x600) high-resolution LCOS microdisplays from Himax Display (subsidiary of Himax Technologies, Inc.) with a USB 3.0 chip (ET12U320A) from Evolution Technology Corporation. (subsidiary of Faraday Technology Corporation, TAIEX: 3035) The unit can be powered through devices such as desktops or laptops via their USB ports, without the need for an additional external power supply. The solution enables a smooth real-time video viewing experience on the go. Numerous laptop brands around the globe are already showing strong interest in adopting this pico-projector solution.

Due to the increasing popularity of video sharing sites such as YouTube and Youku, high speed data transfer rates are a feature that customers demand and fully expect. By incorporating USB 3.0, Himax LCOS solution is able to deliver video at a data transfer rate which is 10 times faster than the prevalent USB 2.0 platform and brings a more enriching video viewing experience to pico-projector users. One of the bottlenecks of USB 2.0 was support of video resolution only up to VGA (640x480) resolution due to the limited data-transfer bandwidth. With USB 2.0, higher-resolution videos were simply impossible without resulting in delays and skipping during playback. However, the USB 3.0 interface provides a higher bandwidth which facilitates higher-resolution videos playing in a seamless real time environment while still maintaining compatibility with USB enabled devices currently on the market. Himax Display offers a series of high-resolution LCOS microdisplays now with support up to SVGA resolution and plans to develop products up to Full HD (1920x1080) resolution in the future.

HC Tsai, Vice President of Himax Display, commented, "Himax's world-leading LCOS USB 3.0 pico-projector solution demonstrates a breakthrough in the pico-projector market and brings two major benefits to customers: The first is an unprecedented real-time, seamless and high-quality video streaming projection. The second is the higher portability and enhanced convenience of the pico-projectors through utilizing the ubiquitous USB port and eliminating the need for external power supplies. Our LCOS USB 3.0 solutions can be adapted with laptops, desktops, monitors, digital photo frames, digital cameras, handsets and other consumer electronics devices. We believe this solution will become the leading mainstream choice for pico-projectors."

Himax is committed to providing leading-edge pico-projector solutions to the market. Himax has been in mass production of SVGA and XGA high-resolution microdisplays for LCOS pico-projector solutions with a USB interface. A number of customers have also started end-product development using Himax's WXGA higher-resolution microdisplays.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; our ability to retain and attract key personnel; the uncertainties associated with our Taiwan listing plan which is subject to change due to, among other things, changes in Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of any listing application to be filed by the Company, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010 as may be amended.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com